The Prudential Insurance Company of America
A[751 Broad Street
Newark, New Jersey 07102]

PruBenefit Select SM

Certificate of Coverage

This Certificate of Coverage is issued in connection with the purchase of a Corporate-Owned Life Insurance (COLI) Contract (the “Group Contract”). This Certificate of Coverage is issued by The Prudential Insurance Company of America (“Prudential”), the issuer of the Group Contract. If the Contract Holder assigns Coverage to the Covered Person, then this Certificate of Coverage is superseded by any Assignment Certificate issued in connection with that assignment. This Certificate of Coverage is governed by the laws of the State of New Jersey.

Employees receiving this Certificate of Coverage have consented in writing to being covered under the Group Contract. Employees may revoke their consent at any time by giving written notice to the Employer. Employees covered under the Group Contract do not pay premiums in connection with the Group Contract. All proceeds under the Group Contract will be used to finance employee benefit costs.

A Covered Person has no right under the Group Contract or a Coverage to:

(1)	the Coverage Fund,

(2)	name a beneficiary other than the Employer unless the Employer permits the Covered Person to name a Personal Beneficiary for a portion of the Death Benefit,

(3)	take a loan,

(4)	assign the coverage,

(5)	amend or modify a Coverage or the Group Contract,

(6)	coverage for dependents, and

(7)	direct the investment of amounts under the Group Contract.

CONVERSION PRIVILEGE.

A Covered Person’s Coverage does not cease upon termination of employment or retirement. The Group Contract does not provide coverage for dependents.

If the Group Contract terminates, every Covered Person insured thereunder at the date of termination whose insurance terminates, and who has been so insured under a Group Contract for at least five (5) years prior to the termination date, shall be entitled to have issued by Prudential, without evidence of insurability, an individual policy of life insurance without disability or other supplementary benefits reduced by any outstanding Coverage Debt with respect to the Covered Person’s Coverage, provided application for the individual policy shall be made, and the

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first premium paid to Prudential, within 31 days after termination of the Group Contract. The individual policy of life insurance shall, at the option of the Covered Person, be on any one of the forms then customarily issued by Prudential at the age and for the amount applied for, except that the Covered Person may not elect term insurance. The premium on the individual policy shall be at Prudential’s then customary rate applicable to the form and amount of the individual policy, to the class of risk to which the Covered Person then belongs, and to the individual age attained on the effective date of the individual policy. The amount of the individual policy shall not exceed the smaller of:

(1)  the amount of the Covered Person’s life insurance protection ceasing because of the termination of the Group Contract reduced by any outstanding Coverage Debt with respect to the Covered Person’s Coverage, less the amount of any life insurance for which the Covered Person is or becomes eligible under a group policy issued or reinstated by the same or another insurer within 31 days after termination; or

(2)  $10,000.

If a Covered Person insured under the Group Contract dies during the period within which the individual would have been entitled to have an individual policy issued in accordance with this section and before the individual policy shall have become effective, the amount of life insurance which he or she would have been entitled to have issued under the individual policy shall be payable as a claim under the Group Contract, whether or not application for the individual policy or the payment of the first premium therefore had been made.

DEFINITIONS.

Assignment Certificate – The document Prudential will issue to the Covered Person outlining the Covered Person’s rights and responsibilities if the Contract Holder assigns Coverage to the Covered Person.

Coverage – An amount of group flexible premium variable universal life insurance for each Covered Person.

Coverage Debt – The principal amount of all outstanding loans plus any interest accrued thereon.

Covered Person – An Employee whose life is insured under the Group Contract.

Death Benefit – If a Coverage is not in default, this is the amount Prudential will pay upon the death of a Covered Person, less any Coverage Debt.

Employee – A person employed by the Employer. If permitted by applicable state law, the term Employee may also include a director of the Employer’s board of directors.

Employer – An Employer under the Group Contract is the Contract Holder or if the Group Contract is owned by a trust, the trust grantor.

Personal Beneficiary – An individual, trust or any other legal entity designated by the Covered Person, prior to any assignment of Coverage to the Covered Person, who will receive a portion of the Death Benefit.

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